EXHIBIT 21

COGNEX CORPORATION

SUBSIDIARIES OF THE REGISTRANT

      At December 31, 2002, the registrant had the following subsidiaries, the financial statements of which are all included in the consolidated financial statements of the registrant:

Name of Subsidiary	State/Country of Incorporation	Percent Ownership

Cognex Technology and Investment Corporation	California	100%
Cognex Canada Technology, Inc.	California	100%
Cognex Foreign Sales Corporation	Barbados	100%
Vision Drive, Inc.	Delaware	100%
Cognex Canada, Inc.	Delaware	100%
Cognex K.K.	Japan	100%
Cognex International, Inc.	Delaware	100%
Cognex Europe, Inc.	Delaware	100%
Cognex Europe, b.v.	Netherlands	100%
Cognex Germany, Inc.	Massachusetts	100%
Cognex, Ltd.	Ireland	100%
Cognex UK Ltd.	United Kingdom	100%
Cognex Finland Oy	Finland	100%
Cognex Singapore, Inc.	Delaware	100%
Cognex Korea, Inc.	Delaware	100%
Cognex Taiwan, Inc.	Delaware	100%
Cognex China, Inc.	Delaware	100%